FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of    February,   2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _____  Form 40-F    X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____  No    X

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Date: February 6, 2003	By	/s/ Roger Richer

Roger Richer
Vice President, Administration, General
Counsel, Secretary and Director

Bema Arranges Sale of EAGC Special Warrants for Gross Proceeds of CDN$26.8 million

February 5, 2003

Bema Gold Corporation (“Bema or “the Company”) announces that it has arranged the sale of 11.2 million special warrants of EAGC Ventures Corp (“EAGC”) subject to the completion of the business combination with EAGC announced on October 7, 2002 (which is expected to close by Feb 14, 2003). The Company will realize a price of CDN$2.40 per special warrant for gross proceeds of CDN$26.8 million. Bema purchased these special warrants on October 22, 2002, at a price of CND$1.40 per special warrant, as part of the business combination to acquire EAGC. Two Canadian dealers have arranged the sale of these special warrants to a group of institutional investors.

In October 2002, Bema entered into a business combination agreement with EAGC whereby the shareholders of EAGC will receive one share of Bema in exchange for each share of EAGC. EAGC owns Petrex (Proprietary) Ltd which in turn owns 100% of certain operating gold mining properties in East Rand South Africa. With the completion of this business combination Bema’s annual production is projected to increase to approximately 300,000 ounces of gold per year.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

None of the securities described herein have been or will be registered under the U.S. Securities Act of 1933 as amended and such securities may not be offered or sold in the U.S. or to or for the account of a U.S. person in the absence of such registration or an exemption therefrom. None of the securities described herein have been or will be registered under the U.S. Securities Act of 1933 as amended and such securities may not be offered or sold in the U.S. or to or for the account of a U.S. person in the absence of such registration or an exemption therefrom. Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s expectations regarding the completion and terms of the sale of the EAGC special warrants; the Company’s expectations regarding the completion of the business combination with EAGC; and the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.